SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

FOURTH QUARTER AND YEAR 2006 CONSOLIDATED RESULTS

February 08, 2007 – VIVO Participações S.A. announces today its consolidated results for the fourth quarter 2006 (4Q06) and for year 2006. The Company’s operating and financial information, except as otherwise indicated, is presented in Brazilian reais in accordance with Brazilian Corporate Law.

Vivo’s 4Q06 figures reflect the results of the work developed in the management’s priority projects in several areas, such as corporate reorganization, systems unification, fraud and cloning combat, change in customer policies and processes for collection and credit, implementation of new price plans and cost reduction, among others, being the sole company to offer CDMA/EV-DO and GSM/EDGE convertible into W-CDMA technologies to its customers.

HIGHLIGHTS

  The conclusion of the second stage of the Corporate Reorganization in October has already enabled benefits to the organization in terms of efficiency, simplification of administrative structures and resources, which had a positive impact on the bottom line for the quarter.

  The recovery of net additions confirms the focus on actions that offers plans and services that are adequate to the consumption profile of each customer. Upon reaffirming the commitment to provide the best service and assistance, Vivo recorded 99% completed calls rate to call center, one of the most difficult ratios to be achieved among those established by ANATEL’s quality goals, having exceeded the pre-established goals of this regulatory institution.

  Unified systems with more than 95% of our customers integrated. Unification gains also include greater efficiency in processes such as billing and collection, in addition to providing a single platform that allows us to develop products and services and deliver them faster to the market. Sustainable combat against cloning and fraud, reducing the losses to a negligible level, tending toward zero.

  The provision for bad debt of R$73.0 million in the quarter, representing 1.8% of the gross revenue, the lowest rate in the last two years, is a result of a specific campaign conducted in this quarter, showing a reduction of 50.6% in relation to 3Q06, and by 72.0% in relation to 4Q05. EBITDA of R$857.6 million, with Ebitda margin of 29.2% in the quarter, represented a growth of 19.8% in relation to 3Q06. The year-to-date EBITDA was R$ 2,596.6 million, with a margin of 23.7%.

  The operating cash flow plus the change in working capital recorded R$1,228.4 million in the year-to-date basis. The net indebtedness in the amount of R$3,553.3 million presents a 14.3% reduction in the quarter and 14.5% in comparison to 4Q05, with an increase of almost 50% in cash and cash equivalent when comparing to the 3Q06.

  Net profit of R$ 885.6 million in the quarter and of R$ 16.3 million year-to-date, mainly due to the benefits derived from the conclusion of the corporate reorganization.

 Basis for presentation of results
Considering the first stage of the corporate restructuring, concluded in February 2006, the figures for 4Q05 and 2005 year-to-date were prepared on a combined basis for purposes of comparison with 4Q06 and 2006. Figures disclosed are subject to differences, due to rounding-up procedures. Some information disclosed for 3Q06 and 4Q05 was re-classified, as applicable.

HIGHLIGHTS
						Accum
R$ million	4 Q 06	3 Q 06	Δ%	4 Q 05	Δ%	2006	2005	Δ%

Net operating revenue	2,936.5	2,824.9	4.0%	2,987.2	-1.7%	10,936.7	11,253.8	-2.8%
Net service revenues	2,646.7	2,467.7	7.3%	2,531.7	4.5%	9,560.2	9,612.6	-0.5%
Net handset revenues	289.8	357.2	-18.9%	455.5	-36.4%	1,376.5	1,641.2	-16.1%
Total operating costs	(2,078.9)	(2,109.3)	-1.4%	(2,337.1)	-11.0%	(8,340.1)	(8,230.1)	1.3%
EBITDA	857.6	715.6	19.8%	650.1	31.9%	2,596.6	3,023.7	-14.1%
EBITDA Margin (%)	29.2%	25.3%	3.9 p.p.	21.8%	7.4 p.p.	23.7%	26.9%	-3.2 p.p.
Depreciation and amortization	(560.1)	(636.3)	-12.0%	(590.5)	-5.1%	(2,394.3)	(2,245.1)	6.6%
EBIT	297.5	79.3	275.2%	59.6	399.2%	202.3	778.6	-74.0%
Net income	885.6	(196.9)	n.a.	(263.3)	n.a.	16.3	(594.0)	n.a.

Capex	1,059.0	444.8	138.1%	883.3	19.9%	2,123.0	2,227.3	-4.7%
Capex over net revenues	36.1%	15.7%	20.3 p.p.	29.6%	6.4 p.p.	19.4%	19.8%	-0.4 p.p.
Operating cash flow	(201.4)	270.8	n.a.	(233.2)	-13.6%	473.6	796.4	-40.5%
Change in working capital	961.6	92.5	939.6%	488.6	96.8%	754.8	(66.8)	n.d.

Customers (thousand)	29,053	28,726	1.1%	29,805	-2.5%	29,053	29,805	-2.5%
Net additions (thousand)	328	201	63.2%	965	-66.0%	(752)	3,262	n.a.

                                    Operating Cash Flow

Operating cash flow (EBITDA-CAPEX) plus the change in working capital recorded a positive amount of R$ 1,228.4 million year-to-date, a growth of 68.4% over 2005 year-to-date, which was R$ 729.6 million.

                                    Capital Expenditures (CAPEX)

Continuous quality and coverage improvement, overlay with record installation time.

The amount of expenditures in the quarter already includes investments required for GSM/EDGE overlay, which has been implemented in record time. As a result, investments in 4Q06 were R$ 1,059.0 million, totaling R$ 2,123.0 million year-to-date, R$ 104.3 million less than in 2005, thus reducing the ratio of capital expenditures on net revenue from 19.8% to 19.4%. The expenditures were mainly used for advancement in the information systems consolidation and rationalization, especially in management systems, quality maintenance and coverage expansion, in addition to technology for corporate segment assistance.

CAPEX - VIVO
R$ million				Accum
	4 Q 06	3 Q 06	4 Q 05	2006	2005

Network	805.2	202.6	551.1	1,239.5	1,409.6
Technology / Information System	134.1	107.1	207.1	414.7	398.5
Other	119.7	135.1	125.1	468.8	419.2
Total	1,059.0	444.8	883.3	2,123.0	2,227.3

% Net Revenues	36.1%	15.7%	29.6%	19.4%	19.8%

CONSOLIDATED OPERATING PERFORMANCE - VIVO
	4 Q 06	3 Q 06	Δ%	4 Q 05	Δ%

Total number of customers (thousand)	29,053	28,726	1.1%	29,805	-2.5%
Market Share (*)	38.2%	39.3%	-1.1 p.p.	44.2%	-6.0 p.p.
Net additions (thousand)	328	201	63.2%	965	-66.0%
Market Share of net additions (*)	11.0%	7.6%	3.4 p.p.	22.2%	-11.2 p.p.
Market penetration	55.0%	53.3%	1.7 p.p.	49.6%	5.4 p.p.

SAC (R$)	115	105	9.5%	135	-14.8%

Monthly Churn	2.5%	2.6%	-0.1 p.p.	1.9%	0.6 p.p.
ARPU (in R$/month)	30.6	28.7	6.6%	29.0	5.5%
Total MOU (minutes)	82	78	5.1%	74	10.8%

Employees	5,896	6,017	-2.0%	6,084	-3.1%

(*) source: Anatel

OPERATING HIGHLIGHTS

Launching of new plans, handset portfolios and continuous quality improvement contributed towards a better customer base.	• The net gain in the customer base in 4Q06 was of 328 thousand customers (11% of the market share net additions), of which 81% were post-paid customers. The company recorded 29,053 thousand customers in the year end. The improvement in the customer base was influenced by the launching of the “Vivo Escolha” (Vivo Selection), strengthening of the handsets portfolio, continuous quality improvement in the services rendered and points of sale.

• The company has continued to place its focus on capturing and returning value customers, maintaining rationality and searching for positive results in each campaign.

SAC reduction as a result of greater commercial and operating efficiency.

• SAC presented a reduction of 14.8% over 4Q05 due to lower expenses with subsidies to capture customers, especially due to the larger number of gross adds produced by our own stores, which represents approximately 30% of the total, and to the reduction in advertisement and commissions expenses and the appreciation of the Real against the US Dollar. When compared to 3Q06, the 9.5% increase was due to the increase in the season commercial activity in the quarter. It must be reminded that, despite the increase in 4Q06, the acquisition cost of handsets in 2006, in comparison to 2005, recorded a reduction of 22.4%, especially due to the decrease in subsidy and foreign exchange variation expenses.

Improvement in customer retention and service quality rates. ON-NET traffic stimulation through specific campaigns. Growth of 6.6% in the blended ARPU in the quarter.

• Churn of 2.5% in the quarter, stable in relation to the previous quarter, despite seasonality between the periods, especially recorded in the value segment, in which we maintained the churn under strict control.

• By strengthening its customer base channels, Vivo managed to obtain a material improvement in its performance rates and service level. With a set of actions designed to improve customer contact issues, Vivo launched an operating efficiency improvement plan focused on cost reduction, service level improvement, retention by segment, development of electronic channels and adoption of new CRM management tools, assistance to customers and processes.

• The blended MOU increased by 5.1% in relation to 3Q06 and by 10.8% in relation to 4Q05. The increase in the outgoing traffic contributed to such growth, especially in the post-paid segment, due to segmented promotions and campaigns.

• The total traffic recorded a 6.4% growth in 4Q06 in relation to 3Q06, once again as a result of the 5.4% increase in the post-paid segment. Considering only the outgoing traffic, the increase in 4Q06 was 12.8%. Total traffic raised 10.9% when compared to 4Q05.

• Material improvement in revenue, which is a result of profitability actions. The company recorded relevant results also in the prepaid segment, with the implementation of new recharge values, which resulted in a 15.9% increase in the total volume of recharges in the period.

• The blended ARPU in the amount of R$ 30.6 grew 6.6% and 5.5% over 3Q06 and 4Q05, respectively, even considering the effects of voice and data prices adequacy, implemented by Vivo throughout 2006. The positive variation is a result of campaigns and promotions in the period and the launching of Vivo Escolha (Vivo Selection), which combine savings and options to choose services. By eliminating the effects of the partial Bill & Keep system, the blended ARPU in 4Q06 would show a 4.6% increase in relation to 3Q06 and an 8.1% decrease compared to 4Q05.

• Outgoing postpaid and prepaid ARPU have increased by promotional and usage incentive campaigns.

NET OPERATING REVENUES - VIVO
	According to Corporate Law
						Accum
R$ million	4 Q 06	3 Q 06	Δ%	4 Q 05	Δ%	2006	2005	Δ%
Subscription and Usage	1,263.2	1,181.9	6.9%	1,373.2	-8.0%	4,793.2	4,952.1	-3.2%
Network usage	1,225.6	1,149.5	6.6%	1,018.1	20.4%	4,172.9	4,121.6	1.2%
Other services	157.9	136.3	15.8%	140.4	12.5%	594.1	538.9	10.2%
Net service revenues	2,646.7	2,467.7	7.3%	2,531.7	4.5%	9,560.2	9,612.6	-0.5%
Net handset revenues	289.8	357.2	-18.9%	455.5	-36.4%	1,376.5	1,641.2	-16.1%
Net Revenues	2,936.5	2,824.9	4.0%	2,987.2	-1.7%	10,936.7	11,253.8	-2.8%

                            OPERATING REVENUE

Increase of service revenue by 7.3%. Data revenue increase.

Service revenue grew 7.3%, higher than the growth in the customer base, causing an increase in the total net revenue of 4.0% in relation to 3Q06, recording
R$ 2,936.5 million in the quarter. In relation to 4Q05, the total net revenue recorded a reduction of 1.7%, especially due to the drop in the revenue from sales of handsets, which was affected by the decrease in the commercial activity. By eliminating the effects of the partial Bill & Keep in the 4Q06 and 3Q06, net service revenue would still present an increase of 5.1% in relation to the previous quarter and a reduction of 9.6% when compared to 4Q05. .

The increase of 6.9% in “subscription and usage revenue”, when compared to 3Q06, is mainly due to the increase in the total outgoing revenue. Such increase is due to the growth in the total outgoing traffic, which is partially a result of the launching of Vivo Escolha (Vivo Selection) program in October. Also contributed to such growth the 15.9% increase in the volume of recharges over the previous quarter. When compared to 4Q05, there was an 8.0% reduction in the subscription and usage revenue, especially due to campaigns to stimulate the use and to the right planning efforts.

The WAP (Internet access) revenue increased by 27.3% in a year-to-year comparison, with potential growth due to the increase in the number of data enable handsets. Such increase is a consequence of the development of products and increased adoption of these services besides the greater and better communication and information to users, reflecting on a widespread access and use of the tools, in addition to the increase in the handsets portfolio. Data revenue increased 3.1% in the comparison between 4Q06 and 4Q05, with the SMS still representing 48.5% of such revenue, despite average prices reduction of 40% in 2006.

OPERATING COSTS - VIVO
	According to Corporate Law
						Accum
R$ million	4 Q 06	3 Q 06	Δ%	4 Q 05	Δ%	2006	2005	Δ%
Personnel	(184.8)	(150.9)	22.5%	(164.8)	12.1%	(646.7)	(618.4)	4.6%
Cost of services rendered	(733.2)	(664.3)	10.4%	(444.5)	64.9%	(2,249.7)	(1,574.1)	42.9%
Leased lines	(47.1)	(59.0)	-20.2%	(56.8)	-17.1%	(222.5)	(259.5)	-14.3%
Interconnection	(385.5)	(322.5)	19.5%	(53.7)	617.9%	(785.0)	(242.7)	223.4%
Rent/Insurance/Condominium fees	(52.1)	(53.1)	-1.9%	(46.4)	12.3%	(206.8)	(178.6)	15.8%
Fistel and other taxes and contributions	(123.6)	(125.7)	-1.7%	(123.9)	-0.2%	(517.5)	(493.7)	4.8%
Third-party services	(90.7)	(96.4)	-5.9%	(90.1)	0.7%	(370.0)	(312.8)	18.3%
Others	(34.2)	(7.6)	350.0%	(73.6)	-53.5%	(147.9)	(86.8)	70.4%
Cost of goods sold	(407.0)	(511.9)	-20.5%	(626.2)	-35.0%	(1,898.3)	(2,424.8)	-21.7%
Selling expenses	(676.3)	(697.4)	-3.0%	(951.3)	-28.9%	(3,087.4)	(3,091.7)	-0.1%
Provision for bad debt	(73.0)	(147.8)	-50.6%	(260.8)	-72.0%	(720.5)	(647.1)	11.3%
Third-party services	(544.0)	(520.3)	4.6%	(605.0)	-10.1%	(2,203.7)	(2,281.5)	-3.4%
Others	(59.3)	(29.3)	102.4%	(85.5)	-30.6%	(163.2)	(163.1)	0.1%
General & administrative expenses	(159.8)	(112.7)	41.8%	(180.6)	-11.5%	(547.0)	(587.5)	-6.9%
Other operating revenues (expenses)	82.2	27.9	194.6%	30.3	171.3%	89.0	66.4	34.0%
Total costs before depreciation / amortization	(2,078.9)	(2,109.3)	-1.4%	(2,337.1)	-11.0%	(8,340.1)	(8,230.1)	1.3%
Depreciation and amortization	(560.1)	(636.3)	-12.0%	(590.5)	-5.1%	(2,394.3)	(2,245.1)	6.6%
Total operating costs	(2,639.0)	(2,745.6)	-3.9%	(2,927.6)	-9.9%	(10,734.4)	(10,475.2)	2.5%

OPERATING EXPENSES

Strict control over manageable costs, leading to a more efficient, productive and competitive structure

The growth of 4.6% in human resources  over the year is mainly due to: the collective union agreement (2.9% on salaries and payroll charges and 4% in benefits); the increase in budget of termination payment and bonus payment.

By eliminating the effects of termination of the B&K program, the services costs would record a 12.8% reduction in relation to 4Q05

The increase of 10.4% in the cost of services rendered in 4Q06, when compared to 3Q06, is due to the increase in interconnection costs due to the effects of termination of Bill&Keep system and of seasonality between the compared periods. Such increase is partially offset by a reduction in leased lines and third-party services, as well as some activity rationalization.  When compared to 4Q05, the increase was 64.9% due, also, to the increase in interconnection costs, which, in the same manner, is responsible for the increase recorded in the comparison between 2006 and 2005 year-to-date figures. By eliminating the effects of the partial Bill & Keep system, the cost of services rendered would show a reduction of R$346 millions in 4Q06 and R$274 millions in relation to 3Q06.

The cost of goods sold decreased in all the compared periods, not affecting the commercial performance, keeping the sustainable growth, activity rationalization and improvement in the mix and cost of handsets sold, which was due to better negotiation with suppliers and the appreciation of the Real against the US Dollar.

In 4Q06, selling expenses were reduced by 3.0% in relation to 3Q06, as a result of the reduction in expenses related to provisions for bad debt, having been partially affected by the increase in third-party expenses due to period seasonality, especially publicity and advertising. When compared to 4Q05, the 28.9% reduction reflects all the actions implemented for controlling expenses, especially the provisions for bad debt.

Provision for bad Debt – significant reduction, with specific campaign in the quarter, showing the better result in the last two years. New credit management systems reverted accounts receivable

The sustainable reduction of fraud and cloning was achieved as a result of specific projects, such as authentication of networks and terminals, which is already present in 100% of the digital network. The strict fraud and cloning control has already taken it to a negligible level, tending toward zero.

The Provision for Bad Debt recorded in the 4Q06 the amount of R$ 73.0 million, representing 1.8% of the total gross revenue, the lowest value in the last two years, which represents a 50.6% reduction in relation to the previous quarter and of 72.0% when compared to 4Q05. To the achievement of such reduction in Provision for bad debt, it is worth mentioning the role played by the implementation of new systems for credit management employed in the acquisition of new customers and in the existing customer base, as well as a specific campaign of extraordinary nature, for recovery of credits overdue for more than 180 days, which had been already regularly collected, together with the increased number of actions to improve collection.

General and administrative expenses recorded a reduction of 11.5% in 4Q06 in relation to 4Q05 by the conclusion of the unification projects of the IT and IS platforms which already include more than 95% of the customers. When compared to 3Q06, it presented an increase of 41.8%. Such growth is mainly due to increased expenses with insurance, leasing and condominium.

Other Operating Revenue / Expenses recorded a positive result of R$ 82.2 million, mainly due to an increase of 108.1% in revenue, referring to commercial incentives, and of 26.8% in the recovery of expenses, more than offsetting the increase of 52.8% in expenses with taxes, charges and contributions when compared to 3Q06. We point out that this total include R$ 126 million due to reversion of PIS and COFINS, as a result of an increase in the calculation basis enforced by Law 9718, of 1998, referring to judgment appealed by Telesp Celular S/A (succeeded by Vivo S.A.) and Telesp Celular Participações S/A (actually Vivo Participações S.A).

EBITDA

EBITDA margin of 29.2% in the quarter, the highest margin recorded during the year and even better if compared to 4Q05.

The EBITDA (earnings before interests, taxes, depreciation and amortization) in 4Q06 was R$ 857.6 million, resulting in an EBITDA Margin of 29.2% an increase of 3.9 percentile points in relation to the previous quarter. By eliminating the effects of the termination of the partial Bill & Keep system, the EBITDA would be R$ 844.2 million, with a margin of 32.8%. Such result was mainly due to the increase in the revenue and strict control of expenses, especially in relation to the provision for bad debt. The drop in the cost of goods sold also contributed to such increase. The year-to-date EBITDA was R$ 2,596.6 million, recording a margin of 23.7%. By eliminating the effects of the partial Bill & Keep system, the 2006 EBITDA Margin (compared to the 2005 customer base) would be 24.9%.

                                 DEPRECIATION AND AMORTIZATION

Depreciation and amortization expenses decreased by 12.0% and 5.1% in 4Q06 in relation to 3Q06 and 4Q05, respectively, due to the end of depreciation from analogical Radio-Base stations provided by the network disconnection.

FINANCIAL REVENUES (EXPENSES) - VIVO
	According to Corporate Law
						Accum
R$ million	4 Q 06	3 Q 06	Δ%	4 Q 05	Δ%	2006	2005	Δ%
Financial Revenues	68.8	40.5	69.9%	90.0	-23.6%	286.8	436.2	-34.3%
Other financial revenues	68.8	40.5	69.9%	111.3	-38.2%	286.8	462.6	-38.0%
(-) Pis/Cofins taxes on financial revenues	0.0	0.0	n.a.	(21.3)	n.a.	0.0	(26.4)	n.a.
Financial Expenses	(213.5)	(234.5)	-9.0%	(324.0)	-34.1%	(1,020.9)	(1,320.2)	-22.7%
Other financial expenses	(132.0)	(141.4)	-6.6%	(187.6)	-29.6%	(593.5)	(695.7)	-14.7%
Gains (Losses) with derivatives transactions	(81.5)	(93.1)	-12.5%	(136.4)	-40.2%	(427.4)	(624.5)	-31.6%
Exchange rate variation / Monetary variation	(1.9)	(7.6)	-75.0%	1.6	n.a.	(13.9)	(29.1)	-52.2%
Net Financial Income	(146.6)	(201.6)	-27.3%	(232.4)	-36.9%	(748.0)	(913.1)	-18.1%

Reduction in financial expenses between the periods as a result of cash flow and indebtedness improvement

VIVO’s net financial expense in 4Q06 was reduced by R$ 85.8 million when compared to 4Q05 and reduced by R$ 55.0 when compared to 3Q06. Such variation was caused, mainly, by the reduction in the net indebtedness, which was possible due to the corporate reorganization and financial liabilities restructuring, as well as to the decrease in the interest rates in the period (4.31% in 4Q05, 3.51% in 3Q06 and 3.12% in 4Q06).

Quarter and year-to-date profit is a result of the corporate restructuring.	Net profit of R$ 885.6 million in the quarter and of R$ 16.3 million year-to-date, mainly due to the benefits derived from the conclusion of the corporate reorganization.
Dividend Distribution

The Board of Directors of the company, on February 06, 2007, approved the payment of dividends “ad referendum” the 2007 General Meeting of Shareholders in the total amount of R$16,808,606.96 (R$0.018416532 per one preferred share).

LOANS AND FINANCING - VIVO
	CURRENCY
Lenders (R$ million)	R$	URTJLP *	UMBND **	US$	Yen

Financial institutions	1,664.4	164.5	28.2	1,709.3	913.7
Fixcel – TCO’s Acquisition	20.3	-	-	-	-
Total	1,684.7	164.5	28.2	1,709.3	913.7
Exchange rate used		1.959828	0.041049	2.1380	0.017954

Payment Schedule - Long Term

2008	520.7	22.0	3.5	584.2	609.1
as from 2008	1,114.6	47.5	8.5	-	-
Total	1,635.3	69.5	12.0	584.2	609.1

NET DEBT - VIVO

	Dec 31. 06	Sep 30. 06	Dec 31. 05
Short Term	1,590.3	1,524.1	1,734.9
Long Term	2,910.1	3,175.5	3,917.9
Total debt	4,500.4	4,699.6	5,652.8
Cash and cash equivalents	(1,447.6)	(966.9)	(1,873.2)
Derivatives	500.5	414.9	376.7
Net Debt	3,553.3	4,147.6	4,156.3

(*) BNDES long term interest rate unit

(**) UMBND - prepared by the BNDES, it is a basket of foreign currencies unit, US dollar predominant

Reduction in net debt by 14.3% as a result of cash generation, working capital management and liabilities restructuring

On December 31, 2006, VIVO’s debts related to loans and financing amounted to R$ 4,500.4 million (R$ 4,699.6 million on Sept 30, 2006), 59% of which is denominated in foreign currency. The Company has signed exchange rate hedging contracts thus protecting 100% of its financial debt against foreign exchange volatility, so that the final cost (debt and swap) is Reais-referenced. This debt was offset by the Company’s available cash and financial investments (R$ 1,447.6 million) and by derivative assets and liabilities (R$ 500.5 million payable) resulting in a net debt of R$ 3,553.3 million, a 14.3% reduction in relation to September 2006.
The 20.4% reduction in VIVO’s gross debt in relation to 4Q05, corresponding to R$ 1,152.4 million, is mainly due to the corporate restructuring occurred in 2006, which made possible the prepayment of debts contracted through the use of cash from  companies with greater availability of funds.
The reduction in VIVO’s net debt in 4Q06 in relation to 3Q06 in the amount of R$ 594.3 million is mainly due to the fact that the service of debt cost has been more than offset by an increase in the generation of operating cash.

Short term liquidity as a result of “Stand by Facilities”.

Short term debt decreased by R$ 144.6 million (8.3%) in relation to 4Q05, representing 35% of the total debt on December 31, 2006 (32% in September 2006), covered by the company’s cash and operating cash flow. VIVO’s financial management followed, throughout 2006, a strategy to maintain its debt profile, despite having anticipated amortizations as above mentioned.

The company has Stand by Credit Facilities available to complement its needs of full coverage of short term liquidity. Such facilities total R$ 1,160 billion and may be converted into cash at any time.

Corporate Restructuring. A new and competitive corporate structure, resulting in one sole operator and one holding company for all the markets in which VIVO operates.

The corporate restructuring generated benefits to the organization in terms of efficiency, simplification of administrative structures and management of resources, among others. We have created a corporate platform which will allow us to step forward towards efficiency through greater and better sharing of assets, network, systems and servers.

In order to achieve this, at Special Meetings held on October 31, 2006, the companies Telergipe Celular S.A., Telebahia Celular S.A., Telerj Celular S.A., Telest Celular S.A., Celular CRT S.A., Telesp Celular S.A., Tele Centro Oeste Celular Participações S.A., Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleron Celular S.A., Teleacre Celular S.A. and Norte Brasil Telecom S.A. approved their merger into Global Telecom S.A., whose corporate name was changed into Vivo S.A., with such companies being consequently extinguished, thus concluding the second stage of the Corporate Reorganization, initiated with the unification of the holding companies into one sole company – VIVO Participações S.A. The new structure and shareholding ownership are shown below:

PORTUGAL TELECOM SGPS S.A.
T 0.01%
T 100%
TELEFÓNICA S.A.
T 50.00%
T 50.00%
T 49.99%
PT MÓVEIS SGPS S.A.
Controlling Shareholder Group (Brasilcel, NV)
ON 89.34%
PN 47.53%
T 62.75%
ON 10.66%
PN 51.98%
T 36.94%
VIVO PARTICIPAÇÕES S.A.
Others shareholders
ON 100%
T 100%
VIVO S.A.
ON = % Common Shares
PN = % Preferred Shares
T = % Total

CAPITAL STOCK OF VIVO PARTICIPAÇÕES S.A. on December 31, 2006
Shareholders	Common Shares		Preferred Shares		TOTAL
Portelcom Participações S.A.	67,349,733	12.8%	1,843	0.0%	67,351,576	4.7%
BRASILCEL, N.V.	222,877,507	42.5%	364,350,055	39.7%	587,227,562	40.7%
SUDESTECEL Participações LTDA	88,255,178	16.8%	1,224,498	0.1%	89,479,676	6.2%
AVISTA Participações LTDA	9,630,458	1.8%	46,613,811	5.1%	56,244,269	3.9%
TBS Celular Participações LTDA	68,818,554	13.1%	1,165,797	0.1%	69,984,351	4.9%
TAGILO Participações LTDA	12,061,046	2.3%	22,625,728	2.5%	34,686,774	2.4%
Controlling Shareholder Group	468,992,476	89.3%	435,981,732	47.5%	904,974,208	62.8%
Treasury shares	0	0.0%	4,494,900	0.5%	4,494,900	0.3%
Others shareholders	55,939,189	10.7%	476,709,448	52.0%	532,648,637	36.9%
TOTAL	524,931,665	100.0%	917,186,080	100.0%	1,442,117,745	100.0%

GSM/EDGE

The Board of Directors in a meeting held on July 20, 2006, resolved and authorized the Board of Executive Officers to implement the launching of the construction of the GSM/EDGE network, as per the Relevant Fact filed with the CVM and published in the usual newspapers on July 24 and 25.

The deployment of a GSM/EDGE network convertible into W-CDMA, added to VIVO’s present CDMA network, which will continue in full operation and expansion, will provide VIVO with competitive and technological advantages in comparison to the other operators, given that it will be the sole company to offer to its customers a broad variety of options according to their needs and profile of usage of services.

Already in the end of 2006 we started to sell GSM/EDGE handsets, initially to prepaid customers  only in São Paulo – Capital.

The installation of VIVO’s GSM/EDGE network started as from the execution of the supply contracts on August 04, 2006. The capital expenditures (CAPEX) required for the installation of the new Vivo network are approximately R$ 1.08 billion.

On December 31, 2006, the project was strictly following the physical-financial schedule, representing a record in the industry in terms of term of implementation.

This information may be found in our website:  www.vivo.com.br/ir

Quality and coverage improvement program

100% digital service and coverage and new GSM/EDGE network

VIVO has significantly expanded its coverage, increasing the number of municipalities served, in addition to broadening the 1xRTT coverage and installing the new GSM/EDGE network convertible into W-CDMA. Simultaneously with the coverage growth, VIVO increased its own transmission network. The Network Operation Centers, located in Brasília and São Paulo, monitor the Network elements, promptly detecting eventual abnormalities, thus ensuring quick corrective actions. Service quality was the main focus in the network department in 2006.

Nationwide coverage, now a short term goal

On December 11, 2006, the approval of the new Radiofrequency Regulation and of the public inquiry of the Invitation to Bid for 1.9 GHz radiofrequencies by Anatel’s Council placed Vivo closer to achieve one of its main goals: nationwide operation, serving Minas Gerais and the Northeast states where it does not operate yet.

Coverage area

Vivo Participações, through its wholly-owned subsidiary, Vivo S/A, the largest operator in Brazil, provides mobile telephone services in the states of São Paulo, Paraná, Santa Catarina, Rio de Janeiro, Espírito Santo, Bahia, Sergipe, Rio Grande do Sul, Acre, Amazonas, Amapá, Goiás, Maranhão, Mato Grosso, Mato Grosso do Sul, Pará, Rondônia, Roraima and Tocantins and in the Federal District. Digital coverage is provided in 100% of the municipalities within its coverage area, of which more than 1,870 municipalities are provided with 1xRTT coverage, 24 of them with EV-DO service. With the implementation of the GSM/EDGE network, 461 municipalities were already covered by this technology in the end of 2006. Certain states, such as São Paulo, Rio de Janeiro and Espírito Santo, are already covered by Vivo services in 100% of their municipalities.

Main Prizes, Awards and Events
  VIVO was elected the highest value brand for the 2nd consecutive year among mobile telephone operators in Brazil in a research carried out by a British company called Brand Finance. It recorded 6.5% growth in relation to 2005, and was valued in R$ 1.75 billion in this year, strengthening its image attributes on the market.

  4th Environmental Benchmarking– VIVO once again received this award, now with the case “Continued Environmental Education Program” – a nationwide internal and external environmental education program.

  Vivo Rio was opened on November 10. The Tom Brasil Group and Vivo were joined in the construction of Vivo Rio, a show theatre integrated to the MAM (Museum of Modern Art) complet, in the “aterro do Flamengo”. Vivo Rio follows the same architectonic pattern of the Musem of Modern Art and its implementation represents the conclusion of the 50 decade’s original project by architect Affonso Eduardo Reidy, considered one of the jewels of modern Brazilian architecture.

  The third edition of Vivo em Ação (Vivo in Action), the largest alternative reality game in Brazil, started on 11/07/2006 and even before it completed 1 month it won 1 million fans. This interactive game joints real and virtual world, within a mistery and aventure climate, and distribute prizes to customers worth up to R$ 140 thousand, such as golden bars, cellular handsets, PlayStation 2 consoles and discounts for purchases in Internet shops.

  Vivo sponsored the fourth ediction of the most important adventure race in Brazil, the Ecomotion/Pro, which happened in the State of Rio de Janeiro. On November 19, 216 athletes of the 2006 Ecomotion/Pro concluded the run after several challenges and arrived to Paraty. In the aggregate, the teams had to complete 558 km, passing through 12 municipalities, in several types of competition activities, such as rafting, vertical techniques, trekking and bike. Vivo Atenah, the only team comprising solely by women, was sponsored by Vivo and won the first place in Brazil and fourth place in the overall rank.

  Brazil 1 – third place in Volvo Ocean Racing – stimulating amateur sport and Brazilian racing, with Vivo MÁSTER sponsorship.

Social Responsibility

Vivo Institute, an entity that manages the company’s social investment, redirected the company’s social focus in 2006, providing support to youth education programs.

The first projects aligned to the new focus were selected by internal contest, which covered all Vivo’s regional companies. Concurrently, projects already supported by the company have been made compliant with such new policy.

The Vivo Voluntário (Vivo Volunteer) program has carried out several social actions to the benefit of the community in which the company is present, such as Christmas and Children’s Day campaigns.

In 2006, the volunteers also worked in the review and digitalization of materials into Braile format and recording of audiobooks. About 510 hours were recorded in Espaço Vivo Voluntário of Rio de Janeiro and more than 39 thousand pages were printed in Braile in the Espaço Vivo Voluntário of São Paulo.

Still in 2006, Vivo Institute offered courses for capacitation in reviewing and reading of materials and audio description, a technique which allows volunteers to be able to describe a theatre play to a visually-disable person.

The audio description at Vivo Theater, the sole place in Brazil provided with the necessary equipment for such activity, started in October 2006 and after two months the company’s volunteers had already accomplished audio description sessions of the play “The Saint and the Sow” to more than 120 visually-disable people.

Talents

From the redesign of the organization towards actions to get people closer to the business, Vivo worked in an effort to make its employees a team of professionals each time more qualified, motivated and engaged in the company’s goals. After all, customer satisfaction, service and assistance quality and profit increase depend, basically, on people.

Valuing in-house talents, Vivo filled 66.1% of the vacancies in the company through internal recruitment.

EnvironmentalResponsibility
  In 2006, VIVO started collecting handsets and accessories for reuse and recycling, with a campaign in its stores named “Your useless handset may connect the world to a better future”. Being the first mobile telephone operator to implement such project, starting from its regional companies in São Paulo, Rio de Janeiro and Federal District as a pilot program, it is estimated that other four thousand (4,000) points of collection will be opened in all its regional companies as from July 2007. Such project, besides generating benefits to the environment, is of a social-environmental nature, given that all the proceeds from reusable handsets will be donated to institutions assisted by VIVO Institute.

  VIVO has been seeking to integrate all the internal departments around the environmental responsibility matter, as well as to apply and expand its environmental programs in all its regional companies in Brazil. In 2006, it has successfully held the “VIVO’s 2nd Environment Week – How is your environmental awareness?”

  Vivo has also carried out several actions and campaigns, among them the selective collection of recyclable items, the correct disposal of residues deemed to be hazardous to health, such as batteries, fluorescent lamps, hospital garbage and electro electronic devices. The results in 2006 were quite positive, having exceeded the previous year, as shown in the table below:

Residue management
	Handset batteries (units)	Radio Base station batteries (tons)	Fluorescent lamps	Recyclable residues (tons)
2006	104,586	316	10,283	304
2005	46,994	90	4,217	190

CONSOLIDATED BALANCE SHEET - VIVO
R$ million

ASSETS	Dec 31. 06	Dec 31. 05

Current Assets	5,672.4	7,253.8
Cash and banks	82.9	134.1
Temporary cash investments	1,364.7	1,739.1
Net accounts receivable	1,961.3	2,774.5
Inventory	282.0	362.3
Prepayment to Suppliers	13.1	23.6
Deferred and recoverable taxes	1,662.7	1,511.3
Derivatives transactions	1.3	301.2
Prepaid Expenses	181.9	281.1
Other current assets	122.5	126.6

Non- Current Assets	11,869.6	12,005.5
Long Term Assets:
Deferred and recoverable taxes	2,624.9	1,879.6
Derivatives transactions	0.1	5.5
Prepaid Expenses	21.3	39.2
Other long term assets	21.6	20.6
Investment	979.2	1,550.9
Plant, property and equipment	6,445.5	6,683.2
Net intangible assets	1,642.7	1,646.2
Deferred assets	134.3	180.3

Total Assets	17,542.0	19,259.3

LIABILITIES

Current Liabilities	5,699.9	5,927.6
Personnel, tax and benefits	156.6	149.9
Suppliers and Consignment	2,627.0	2,463.8
Taxes, fees and contributions	453.7	716.7
Loans and financing	1,590.3	1,734.9
Interest on own capital and dividends	51.7	120.8
Contingencies provision	61.9	48.0
Derivatives transactions	372.2	339.7
Other current liabilities	386.5	353.8

Non-Current Liabilities	3,469.9	4,737.4
Long Term Liabilities:
Taxes, fees and contributions	212.5	212.0
Loans and financing	2,910.0	3,917.9
Contingencies provision	84.7	180.1
Derivatives transactions	129.7	343.7
Other long term liabilities	133.0	83.7

Shareholder's Equity	8,371.8	8,593.9

Funds for capitalization	0.4	0.4

Total Liabilities and Shareholder's Equity	17,542.0	19,259.3

CONSOLIDATED INCOME STATEMENTS - VIVO
	According to Corporate Law
						Accum
R$ million	4 Q 06	3 Q 06	Δ%	4 Q 05	Δ%	2006	2005	Δ%
Gross Revenues	4,111.4	3,961.2	3.8%	4,229.8	-2.8%	15,454.6	15,760.2	-1.9%
Gross service revenues	3,470.6	3,268.7	6.2%	3,367.0	3.1%	12,712.0	12,708.4	0.0%
Deductions – Taxes and others	(823.9)	(801.0)	2.9%	(835.3)	-1.4%	(3,151.8)	(3,095.8)	1.8%
Gross handset revenues	640.8	692.5	-7.5%	862.8	-25.7%	2,742.6	3,051.8	-10.1%
Deductions – Taxes and others	(351.0)	(335.3)	4.7%	(407.3)	-13.8%	(1,366.1)	(1,410.6)	-3.2%

Net Revenues	2,936.5	2,824.9	4.0%	2,987.2	-1.7%	10,936.7	11,253.8	-2.8%
Net service revenues	2,646.7	2,467.7	7.3%	2,531.7	4.5%	9,560.2	9,612.6	-0.5%
Subscription and Usage	1,263.2	1,181.9	6.9%	1,373.2	-8.0%	4,793.2	4,952.1	-3.2%
Network usage	1,225.6	1,149.5	6.6%	1,018.1	20.4%	4,172.9	4,121.6	1.2%
Other services	157.9	136.3	15.8%	140.4	12.5%	594.1	538.9	10.2%
Net handset revenues	289.8	357.2	-18.9%	455.5	-36.4%	1,376.5	1,641.2	-16.1%

Operating Costs	(2,078.9)	(2,109.3)	-1.4%	(2,337.1)	-11.0%	(8,340.1)	(8,230.1)	1.3%
Personnel	(184.8)	(150.9)	22.5%	(164.8)	12.1%	(646.7)	(618.4)	4.6%
Cost of services rendered	(733.2)	(664.3)	10.4%	(444.5)	64.9%	(2,249.7)	(1,574.1)	42.9%
Leased lines	(47.1)	(59.0)	-20.2%	(56.8)	-17.1%	(222.5)	(259.5)	-14.3%
Interconnection	(385.5)	(322.5)	19.5%	(53.7)	617.9%	(785.0)	(242.7)	223.4%
Rent/Insurance/Condominium fees	(52.1)	(53.1)	-1.9%	(46.4)	12.3%	(206.8)	(178.6)	15.8%
Fistel and other taxes and contributions	(123.6)	(125.7)	-1.7%	(123.9)	-0.2%	(517.5)	(493.7)	4.8%
Third-party services	(90.7)	(96.4)	-5.9%	(90.1)	0.7%	(370.0)	(312.8)	18.3%
Others	(34.2)	(7.6)	350.0%	(73.6)	-53.5%	(147.9)	(86.8)	70.4%
Cost of handsets	(407.0)	(511.9)	-20.5%	(626.2)	-35.0%	(1,898.3)	(2,424.8)	-21.7%
Selling expenses	(676.3)	(697.4)	-3.0%	(951.3)	-28.9%	(3,087.4)	(3,091.7)	-0.1%
Provision for bad debt	(73.0)	(147.8)	-50.6%	(260.8)	-72.0%	(720.5)	(647.1)	11.3%
Third-party services	(544.0)	(520.3)	4.6%	(605.0)	-10.1%	(2,203.7)	(2,281.5)	-3.4%
Others	(59.3)	(29.3)	102.4%	(85.5)	-30.6%	(163.2)	(163.1)	0.1%
General & administrative expenses	(159.8)	(112.7)	41.8%	(180.6)	-11.5%	(547.0)	(587.5)	-6.9%
Other operating revenue (expenses)	82.2	27.9	194.6%	30.3	171.3%	89.0	66.4	34.0%

EBITDA	857.6	715.6	19.8%	650.1	31.9%	2,596.6	3,023.7	-14.1%
Margin %	29.2%	25.3%	3.9 p.p.	21.8%	7.4 p.p.	23.7%	26.9%	-3.2 p.p.

Depreciation and Amortization	(560.1)	(636.3)	-12.0%	(590.5)	-5.1%	(2,394.3)	(2,245.1)	6.6%

EBIT	297.5	79.3	275.2%	59.6	399.2%	202.3	778.6	-74.0%

Net Financial Income	(146.6)	(201.6)	-27.3%	(232.4)	-36.9%	(748.0)	(913.1)	-18.1%
Financial Revenues	68.8	40.5	69.9%	90.0	-23.6%	286.8	436.2	-34.3%
Other financial revenues	68.8	40.5	69.9%	111.3	-38.2%	286.8	462.6	-38.0%
(-) Pis/Cofins taxes on financial revenues	0.0	0.0	n.a.	(21.3)	n.a.	0.0	(26.4)	n.a.
Financial Expenses	(213.5)	(234.5)	-9.0%	(324.0)	-34.1%	(1,020.9)	(1,320.2)	-22.7%
Other financial expenses	(132.0)	(141.4)	-6.6%	(187.6)	-29.6%	(593.5)	(695.7)	-14.7%
Gains (Losses) with derivatives transactions	(81.5)	(93.1)	-12.5%	(136.4)	-40.2%	(427.4)	(624.5)	-31.6%
Exchange rate variation / Monetary variation	(1.9)	(7.6)	-75.0%	1.6	n.a.	(13.9)	(29.1)	-52.2%
Non-operating revenue/expenses	(278.2)	(4.7)	n.a.	(107.3)	159.3%	(289.0)	(96.6)	199.2%
Taxes	1,012.9	(69.9)	n.a.	16.8	n.a.	859.0	(362.9)	n.a.
Minority Interest	0.0	0.0	n.a.	0.0	n.a.	(8.0)	0.0	n.a.

Net Income	885.6	(196.9)	n.a.	(263.3)	n.a.	16.3	(594.0)	n.a.

CONFERENCE CALL – 4Q06

In English

Date: February 08, 2007 (Thursday)
Time: 11:00 a.m. (São Paulo time) and 08:00 a.m. (New York time)
Telephone number: (+1 973) 321-1024
Conference Call Code: VIVO or 8331664
Webcast: www.vivo.com.br/ir

The conference call audio replay will be available at telephone number (+1 973) 321-1024 code: 8331664 or in our website.

VIVO – Investor Relations
Ernesto Gardelliano Carlos Raimar Schoeninger

          Av Chucri Zaidan, 860 – Morumbi – SP – 04583-110

Phone: +55 11 5105-1172 E-mail: ir@vivo.com.br Information available in the website: http://www.vivo.com.br/ir

This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company's management. The terms "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects", "aims" and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

GLOSSARY

Financial Terms:

CAPEX – Capital Expenditure.
Current Capital (Short-term capital) = Current assets – Current liabilities.
Working capital = Current Capital – Net Debt.
Net debt = Gross debt – cash – financial investments – securities – asset from derivative transactions + liability from derivative transactions.
Net Debt / EBITDA – Index which evaluates the Company’s ability to pay its debt with the generation of operating cash within a one-year period.
EBIT – Earnings before interest and taxes.
EBITDA – Earnings result before interest. taxes. depreciation and amortization.
Indebtedness = Net Debt / (Net Debt + NE) – Index which measures the Company’s financial leverage.
Operating Cash Flow = EBITDA – CAPEX.
EBITDA Margin = EBITDA / Net Operating Revenue.
PDD – Provision for bad debt. A concept in accounting that measures the provision made for accounts receivable overdue for more than 90 days.
NE – Shareholders’ Equity.
Subsidy = (net revenue from goods – cost of goods sold + discounts given by suppliers) / gross additions.

Technology and Services

1xRTT – (1x Radio Transmission Technology) – It is the CDMA 2000 1x technology which, pursuant to the ITU (International Telecommunication Union). and in accordance with the IMT-2000 rules is considered 3G (third generation) Technology.
CDMA – (Code Division Multiple Access) – Wireless interface technology for cellular networks based on spectral spreading of the radio signal and channel division by code domain.
CDMA 2000 1xEV-DO – 3rd Generation access technology with data transmission speed of up to 2.4 Megabits per second.
CSP – Carrier Selection Code.
SMP – Personal Mobile Services.
SMS – Short Message Service – Short text message service for cellular handsets. allowing customers to send and receive alphanumerical messages.
WAP – Wireless Application Protocol is an open and standardized protocol started in 1997 which allows access to Internet servers through specific equipment. a WAP Gateway at the carrier. and WAP browsers in customers’ handsets. WAP supports a specific language (WML) and specific applications (WML script).
ZAP – A service which allows quick wireless access to the Internet through a computer, notebook or palmtop, using the CDMA 1xRTT technology.
GSM – (Global System for Mobile) – an open digital cellular technology used for transmitting mobile voice and data services. It is a circuit witched system that divides each channel into time-slots.

Operating indicators:

Gross additions – Total of customers acquired in the period.
Net additions = Gross Additions – number of customers disconnected.
ARPU (Average Revenue per User) – net revenue from services per month / monthly average of customers in the period.
Postpaid ARPU – ARPU of postpaid service users.
Prepaid ARPU – ARPU of prepaid service users.
Blended ARPU – ARPU of the total customer base (contract + prepaid).
Entry Barrier – Value of the least expensive phone offered.
Customers – Number of wireless lines in service.
Churn rate = percentage of the disconnections from customer base during the period or the number of customers disconnected in the period / ((customers at the beginning of the period + customers at the end of the period) / 2).
Market share = Company’s total number of customers / number of customers in its operating area.
Market share of net additions: participation of estimated net additions in the operating area.
MOU (minutes of use) – monthly average. in minutes. of traffic per customer = (Total number of outbound minutes + incoming minutes) / monthly average of customers in the period.
Postpaid MOU – MOU of postpaid service users.
Prepaid MOU – MOU of prepaid service users.
Market penetration = Company’s total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company’s operating area.
Productivity = number of customers / permanent employees.
Right planning programs – Customer profile adequacy plans
SAC – cost of acquisition per customer = (70% marketing expenses + costs of the distribution network + handset subsidies) / gross additions.
VC – Communication values per minute.
VC1 – Communication values for calls in the same area of the subscriber.
VC2 – Communication values for Calls posted outside the area code and inside the State.
VC3 – Communication values for Calls outside the State.
VU-M – Value of mobile use of the Cellular Operator network which the Fixed Telephone Operator pays for a call from a Fixed Phone to a Mobile Phone (interconnection fee).
Partial Bill & Keep – system of collection for use of local network between SMP operators which occurs only when traffic between them exceeds 55%, which impacts over revenue and interconnection cost, which ceased to be charged as from July 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 08, 2007

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.